EF Hutton

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

January 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Re:	Technology & Telecommunication Acquisition Corporation
Registration Statement on Form S-1, as amended
File No. 333-261822

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton (formerly known as Kingswood Capital Markets), division of Benchmark Investments, LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on January 14, 2022 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with, and that it has been informed by the participating underwriters and dealers that they have complied with or will comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal